SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                             AMENDMENT NO. 5 TO
                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           OMEGA WORLDWIDE, INC.
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 68210B108
                               (CUSIP NUMBER)

                              Todd P. Robinson
                          2307 Princess Ann Street
                      Greensboro, North Carolina 27408
                         Telephone: (336) 286-2087

               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              With copies to:

                          Barney Stewart III, Esq.
                          Moore & Van Allen, PLLC
                      100 North Tryon Street, Floor 47
                    Charlotte, North Carolina 28202-4003

                               March 15, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].




 CUSIP NO. 68210B108               13D        PAGE 2 OF 4 PAGES

 -----------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON

      TODD P. ROBINSON
 -----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [ ]
                                                         (b) [ ]
 -----------------------------------------------------------------------------
 3    SEC USE ONLY

 -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      PF
 -----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                 [ ]
 -----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 -----------------------------------------------------------------------------
         NUMBER OF           7    SOLE VOTING POWER        -1,226,457-
          SHARES
       BENEFICIALLY          -------------------------------------------------
         OWNED BY            8    SHARED VOTING POWER      - 0 -
          EACH
        REPORTING            -------------------------------------------------
       PERSON WITH           9    SOLE DISPOSITIVE POWER   -1,226,457-

                             -------------------------------------------------
                             10   SHARED DISPOSITIVE POWER - 0 -
 -----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,226,457
 -----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES NOT APPLICABLE
 -----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.99%
 -----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN



            This Amendment No. 5 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

  Item 4.        Purpose of Transaction

            Item 4 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following:

            In an informal proposal to the Issuer dated March 15, 2000, Mr. Robinson reiterated his outstanding offer in connection with the Possible Acquisition and his proposed purchase price of up to $6.25 per share.
  The Issuer, however, has refused to permit Mr. Robinson to participate in its previously announced process to explore strategic alternatives. The Issuer's refusal purportedly stems from Mr. Robinson's unwillingness to sign a confidentiality agreement that includes standstill provisions to which Mr. Robinson must agree before the Issuer will disclose material required by Mr. Robinson to finalize his offer for the Issuer.

            The proposed confidentiality agreement includes, but is not limited to, a one-year standstill provision during which time Mr. Robinson would not be permitted to offer to acquire any securities or assets of the Issuer; initiate or effectuate any tender or exchange offer, merger or other business combination involving the Issuer; solicit proxies to vote any voting securities of the Issuer (which would include Mr. Robinson's previously announced intention to seek to elect two candidates, including himself, to the Issuer's board of directors); or form, join, or participate in a group that intends to take any of the foregoing actions. Another provision of the proposed confidentiality agreement would bar Mr. Robinson from contacting or communicating with any director, officer or employee of the Issuer without the Issuer's express prior consent until the consummation of the Possible Acquisition by Mr. Robinson or a third party.

            Consequently, in his informal proposal of March 15, 2000, Mr. Robinson also raised the possibility of selling his Common Stock to the Issuer and entering into a standstill agreement with respect to matters relating to the Issuer in the event that an agreement could not be reached with respect to Mr. Robinson's acquisition of the Issuer.

            Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 23, 2000


                                By: /s/ TODD P. ROBINSON
                                    -------------------------
                                    Todd P. Robinson